UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

OPAL FUELS INC.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

68347P 103

(CUSIP Number)

Christine M. Miller

c/o ArcLight CTC Holdings II, L.P.

200 Clarendon St, 55th Floor

Boston, MA 02116

(617) 531-6300

With a copy to:

Julian J. Seiguer, P.C.

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

(713) 836-3600

Jennifer Wu

Kirkland & Ellis LLP

401 Congress Avenue

Austin, TX 78701

(512) 678-9100

December 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68347P 103

1.	Name of Reporting Person ArcLight CTC Holdings II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,448,582*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,448,582*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,448,582*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%**
14.	Type of Reporting Person PN

*	The reported securities (the “Reported Securities”) consists of 9,448,582 shares of Class A common stock of the Issuer (“Class A Shares”), including 1,809,506 Class A Shares issued pursuant to the Exchange (as defined below).
**	Calculated based on (i) 28,981,579 Class A Shares outstanding as of November 16, 2022 as reported on Issuer’s prospectus, filed on December 15, 2022 (the “Prospectus”), and plus (ii) 144,399,037 Class A Shares to be issued upon conversion of all the Class B common units of OPAL Fuels LLC (the “Class B Units”) and Class D Shares outstanding as of November 16, 2022 as reported on the Prospectus. In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Persons to disregard the conversion or exercise of the Class D Shares or Warrants (as defined below) not held by the Reporting Persons, the Reporting Persons would be deemed to beneficially own approximately 32.6% of the outstanding Class A Shares. This percentage is calculated with a numerator of 9,448,582 and a denominator of 28,981,579. Notwithstanding the foregoing, because a Class B Unit and Class D Share are economically equivalent to a Class A Share and further, the Class D Shares vote together with the Class A Shares, the reported 5.5% reflects the Reporting Person’s actual economic and voting interest in the Issuer.

1.	Name of Reporting Person Daniel R. Revers
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,448,582*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,448,582*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,448,582*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%**
14.	Type of Reporting Person IN

*	The Reported Securities consists of 9,448,582 Class A Shares, including 1,809,506 Class A Shares issued pursuant to the Exchange.
**	Calculated based on (i) 28,981,579 Class A Shares outstanding as of November 16, 2022 as reported on Issuer’s Prospectus, and plus (ii) 144,399,037 Class A Shares to be issued upon conversion of all the Class B Units and Class D Shares outstanding as of November 16, 2022 as reported on the Prospectus. In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Persons to disregard the conversion or exercise of the Class D Shares or Warrants not held by the Reporting Persons, the Reporting Persons would be deemed to beneficially own approximately 32.6% of the outstanding Class A Shares. This percentage is calculated with a numerator of 9,448,582 and a denominator of 28,981,579. Notwithstanding the foregoing, because a Class B Unit and Class D Share are economically equivalent to a Class A Share and further, the Class D Shares vote together with the Class A Shares, the reported 5.5% reflects the Reporting Person’s actual economic and voting interest in the Issuer.

AMENDMENT NO. 1 TO SCHEDULE 13D

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed on August 1, 2022 (as amended, the “Schedule 13D”). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the respective meanings previously ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. As noted on the cover pages, the beneficial ownership reflected in Box 13 of each cover page is calculated based on (i) 28,981,579 Class A Shares outstanding as of November 16, 2022 as reported on Issuer’s Prospectus, and plus (ii) 144,399,037 Class A Shares to be issued upon conversion of all the Class B Units and Class D Shares outstanding as of November 16, 2022 as reported on the Prospectus.   In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Persons to disregard the conversion or exercise of the Class D Shares or warrants to acquire Class A Shares (“Warrants”) not held by the Reporting Persons, the Reporting Persons would be deemed to beneficially own approximately 32.6% of the outstanding Class A Shares. This percentage is calculated with a numerator of 9,448,582 and a denominator of 28,981,579.  Notwithstanding the foregoing, because a Class B Unit and Class D Share are economically equivalent to a Class A Share and further, the Class D Shares vote together with the Class A Shares, the reported 5.5% reflects the Reporting Person’s actual economic and voting interest in the Issuer.

The Reported Securities are held directly by the Sponsor. Daniel R. Revers has voting power and investment discretion with respect to the securities held by the Sponsor, and thus may be deemed to have beneficial ownership of the Reported Securities. The filing of this statement shall not be construed as an admission by either Reporting Person that such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

The Reported Securities include 763,907 Class A Shares that are subject to forfeiture (the “Sponsor Earn-Out”) pursuant to that certain Sponsor Letter Agreement, by and among the Sponsor, OPAL Fuels and certain parties thereto, dated as of December 2, 2021 (as amended from time to time, the “Sponsor Letter Agreement”). Pursuant to the Sponsor Letter Agreement, up to 10% of the Class A Shares beneficially owned by the Reporting Person as of July 21, 2022 will be subject to forfeiture if, during the 60 months following July 21, 2022, the following vesting conditions are not satisfied:

(1)	If (A) the VWAP of the Class A Shares over any 20 trading days within any 30 consecutive trading day period is greater than or equal to $12.50 per share; or (B) a Sale (as defined below) is consummated in which the Class A Shares are valued at greater than or equal to $12.50 per share, 50% of the Earn-Out Shares will vest upon the close of market on the 20th such trading day or as of immediately prior to the closing of such Sale, respectively; and

(2)	If (A) the VWAP of the Class A Shares over any 20 trading days within any 30 consecutive trading day period is greater than or equal to $15.00 per share; or (B) a Sale is consummated in which the Class A Shares are valued at greater than or equal to $15.00 per share the remaining 50% of the Earn-Out Shares will vest upon the close of market on the 20th such trading day or as of immediately prior to the closing of such Sale, respectively.

As used with respect to the Sponsor Earn-Out, “Sale” means (A) (1) a direct or indirect sale, lease, exchange or other transfer (regardless of the form of the transaction) in one transaction or a series of related transactions of a majority of the Issuer’s assets, as determined on a consolidated basis, to a third party or third parties acting as a “group” (as defined in Section 13(d)(3) of the Exchange Act) or (2) any transaction or series of transactions that results, directly or indirectly, in the shareholders of the Issuer as of immediately prior to such transactions holding, in the aggregate, less than 50% of the voting equity securities of the Issuer (or any successor of the Issuer) immediately after the consummation thereof (excluding any Sponsor Earnout Shares), in the case of each of clause (1) or (2), whether by amalgamation, merger, consolidation, arrangement, tender offer, recapitalization, purchase, issuance, sale or transfer of equity securities or assets or otherwise.

(c) Within the past sixty days, the Reporting Persons have engaged in the following transactions with respect to the Issuer’s securities: (i) on December 15, 2022, the Reporting Persons sold an aggregate of 2,000,000 Class A Shares in a block sale, for an aggregate sales price of $13,899,879 net of commissions and other execution-related costs and (ii) on December 22, 2022, the Reporting Persons exchanged 7,238,025 Warrants beneficially held by the Sponsor for 1,809,506 Class A Shares pursuant to the Issuer’s previously announced exchange offer. Except as set forth in this Section 5(c), the Reporting Persons have not effected any transaction in Class A Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2022

ArcLight CTC Holdings II, L.P.

By: ACTC Holdings GP II, LLC, its
General Partner

By: ArcLight Capital Holdings, LLC, its Manager

By: ACHP II, L.P., its Managing Member

By: ACH GP, LLC, its General Partner

	By:	/s/ Daniel R. Revers
	Name:	Daniel R. Revers
	Title:	Manager